December 31, 2024

CASSATOR CORP

Financial Statements for the year ended

CASSATOR CORP

Index to Financial Statements

Financial statements:

CASSATOR CORP

Balance Sheet

(US Dollars unless otherwise stated)

	As of December 31, 2024	As of December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	90,316	270,852
Other assets	13,423	–
Total current assets	**103,739**	**270,852**
NONCURRENT ASSETS:		
Intangible assets, net	351,303	212,229
Property and equipment, net	8,500	–
Total noncurrent assets	**359,803**	**212,229**
TOTAL ASSETS	**463,542**	**483,081**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Other current liabilities	604,864	616,552
Total current liabilities	**604,864**	**616,552**
NONCURRENT LIABILITIES		
Notes payable	–	41,709
Total noncurrent liabilities	**–**	**41,709**
Total liabilities	**604,864**	**658,261**
STOCKHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares, 8,717,000 shares issued and outstanding, $0.00001 par value	87	87
Additional paid-in capital	205,254	205,254
Accumulated deficit	(346,663)	(380,521)
Total stockholders' equity	**(141,322)**	**(175,180)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**463,542**	**483,081**

The accompanying notes on pages 5 to 9 form an integral part of these financial statements.

CASSATOR CORP

Statements of Operations

(US Dollars unless otherwise stated)

	Year ended December 31,	
	2024	*2023*
Revenues	**910,225**	**455,858**
Operating expenses:		
Research and development	499,410	80,235
Marketing expenses	204,361	40,729
Legal and professional services	79,645	–
Software and services	51,377	20,143
Depreciation and amortization expense	21,484	13,653
Travel	8,959	–
Office expenses	2,734	–
Total operating expenses	**867,970**	**155,105**
Income from operations	**42,255**	**300,753**
Other expense, net	**(5,731)**	–
Provision for income taxes	(2,666)	(13,303)
Net income (loss)	**33,858**	**287,450**

CASSATOR CORP

Statements of Changes in Stockholders' Equity

(US Dollars unless otherwise stated)

	Common Stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount			
Balance, December 31, 2021	**8,717,000**	**87**	**205,254**	**(354,071)**	**(148,730)**
Net loss	–	–	–	(313,900)	(313,900)
Balance, December 31, 2022	**8,717,000**	**87**	**205,254**	**(667,971)**	**(462,630)**
Net income	–	–	–	287,450	287,450
Balance, December 31, 2023	**8,717,000**	**87**	**205,254**	**(380,521)**	**(175,180)**
Net income	–	–	–	33,858	33,858
Balance, December 31, 2024	**8,717,000**	**87**	**205,254**	**(346,663)**	**(141,322)**

The accompanying notes on pages 5 to 9 form an integral part of these financial statements.

CASSATOR CORP

Statements of Cash Flows

(US Dollars unless otherwise stated)

| | *Year ended December 31,* | |
	2024	*2023*
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**33,858**	**287,450**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	21,484	13,653
Changes in operating assets and liabilities:		
Other current liabilities	(53,397)	13,303
Other assets	(13,423)	–
Net cash (used in) from operating activities	**(11,478)**	**314,406**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capitalized software development costs	(159,058)	(43,899)
Purchases of property and equipment	(10,000)	–
Net cash used in investing activities	**(169,058)**	**(43,899)**
Net (decrease)/increase in cash and cash equivalents	**(180,536)**	**270,507**
Cash and cash equivalents, beginning	270,852	345
Cash and cash equivalents, ending	**90,316**	**270,852**
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	**(13,303)**	–

CASSATOR CORP

Notes to the Financial Statements

(US Dollars unless otherwise stated)

1. Description of Business

Cassator Corp (the "Company") was incorporated in Lewes, the State of Delaware on December 9, 2019 under the Delaware General Corporation Law. The Company is is a technology-driven company focused on developing a decentralized social ecosystem. The company leverages blockchain technology to offer a secure and innovative social networking experience such as social media functionalities, enabling users to monetize content, engage in peer-to-peer communication, and access decentralized financial services. Built on the Stellar Distributed Ledger Technology (DLT), the platform prioritizes privacy, transparency, and financial inclusivity, catering to both individual users and businesses globally. The Company's primary activities include providing social media platform with supporting tokenized rewards through its SSLX utility token. Cassator Corp. is committed to fostering user-generated content monetization and integrating advanced blockchain solutions to revolutionize the social media platforms landscape. The Company did not generate any revenues before 2023.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Notes to the Financial Statements

(US Dollars unless otherwise stated)

2. Summary Of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

The Company has has an accumulated deficit as of December 31, 2024, of $ 346,663, as well as expects to incur future additional losses. The Company has cash and cash equivalents available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash and cash equivalents

Cash and cash equivalents consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. As of December 31, 2024, the Company held cash equivalents of $ 83,508 represented by cryptocurrency stablecoin pegged to the United States dollar, the Company held cash equivalents of $ 6,808 at its bank account balance. The Company considers its balances in stablecoins which are readily convertible to known amounts of cash and represent insignificant risk of changes in their value. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Intangible Assets

The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The internally developed software is amortized over a 15-year useful life.

Fair Value of Financial Instruments

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

Notes to the Financial Statements

(US Dollars unless otherwise stated)

2. **Summary Of Significant Accounting Policies** (continued)

Fair Value of Financial Instruments (continued)

The three levels of the fair value hierarchy are as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash and cash equivalents are reflected at carrying value, which approximates their fair values due to their nature and immediate availability.

Revenue recognition

The Company generates its revenues from sale of its cryptocurrencies to customers. The Company may also generate its revenues from subscription-based arrangements that allow customers to access its on-demand application service. Subscription fees vary depending on the optional features selected by customers. SaaS arrangements are generally month-to-month or annual, with fixed-fees.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,
- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

The services provided by the Company for the subscription-based arrangements are considered stand-ready performance obligations where customers benefit from the services evenly throughout the service period. Revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months.

In 2024, the Company recognized USD 910,225 from sales of its cryptocurrency (2023: 455,858).

Notes to the Financial Statements

(US Dollars unless otherwise stated)

2. **Summary Of Significant Accounting Policies** (continued)

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include employee benefits, and compensation for technology developers as well as fees paid to outside consultants. Costs incurred in the preliminary stages of development are expensed as incurred.

Operating Expenses

Operating expenses principally consist of marketing expenses associated with promoting and selling the Company's services and general and administrative functions of the business. These expenses include the costs of salaries, bonuses, travel, legal and accounting services, facilities including advertising and others.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

3. **Commitment and contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. **Intangible assets, net**

As of December 31, 2024 and 2023, the Company's intangible assets were represented by capitalized software development costs:

	As of December 31, 2024	As of December 31, 2023
Capitalized software	385,957	226,899
Less accumulated amortization	(34,654)	(14,670)
Intangible assets, net	**351,303**	**212,229**

CASSATOR CORP

Notes to the Financial Statements
_____

(US Dollars unless otherwise stated)

December 31, 2024 and 2023, was $ 19,984 and $ 13,653, respectively.

CASSATOR CORP

Notes to the Financial Statements

(US Dollars unless otherwise stated)

5. **Income taxes**

Provision for income taxes for the year ended December 31, 2024 and 2023, consisted of the following:

	2023	*2023*
Current tax provision:		
Federal	2,666	13,303
Foreign	–	–
State and local	–	–
Total current tax provision	**2,666**	**13,303**
Deferred tax provision:		
Federal	–	–
Foreign	–	–
State and local	–	–
Total deferred tax provision	–	–
Provision for income taxes	**2,666**	**13,303**

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the statements of operations. Accrued interest and penalties are included within the related tax liability line in the balance sheets. Accrued interest and penalties totalling $ 1,051 have been recorded as of December 31, 2024 (2023: $672).

The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 21% was due primarily to losses generated in the U.S. where no benefit was recorded due to the valuation allowance. The valuation allowance decreased by $ 36,523 and $ 240,603 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, the Company had federal net operating loss carryforward of approximately $ 390,825 with no expiration date (2023: $ 427,348).

6. **Subsequent Events**

The Company evaluated subsequent events from December 31, 2024, the date of these financial statements, through March 13, 2025, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2024. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except for the following:

- In 2025, the Company expanded its blockchain infrastructure by doubling the number of Stellar validation nodes, further solidifying the platform's reliability and scalability.

CASSATOR CORP

Notes to the Financial Statements

(US Dollars unless otherwise stated)

platform, aimed at raising capital to accelerate growth and product development.

Cassator Corp.
Authorized Representative
Dmytro Ivanov, CEO
Date: 13 Mar 2025

_____ (Signature)